UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities and Exchange Act of 1934

April 30, 2020

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Company”) as of April 30, 2020.

The information contained in Exhibit 1 to this Form 6-K, except (i) the information contained in the second, third and fourth paragraphs (including the bullet points thereunder and associated footnotes) under the heading “2019 Performance – A Strong Operational Performance” and (ii) the second and fifth bullet points of the penultimate paragraph under the heading “2020 Outlook – Confirming High Single Figure EPS Growth and 65% Dividend Pay-out Policy”, is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-237186, 333-223678 and 333-219440 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Chairman’s AGM Statement - 2020 outlook” dated April 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Bridget Creegan
Name: Bridget Creegan
Title: Deputy Company Secretary

Date:  April 30, 2020